Exhibit 99.1

Gahcho Kué Project joint venture welcomes approval of water licence

YELLOWKNIFE, TORONTO and NEW YORK, Sept. 25, 2014 /CNW/ - De Beers Canada and Mountain Province Diamonds (TSX: MPV, NYSE MKT: MDM) are pleased to announce that the Operator of the Gahcho Kué Project has received approval of the Type A Water Licence by the Minister of Environment and Natural Resources (ENR) of the Government of the Northwest Territories (GNWT), the Hon. Michael J. Miltenberger.

Tony Guthrie, CEO of De Beers Canada:

"This is another important milestone for Gahcho Kué and we want to thank the Minister for his review and approval of the water licence in such an efficient manner.

The Gahcho Kué Mine represents a significant investment which will result in employment and business opportunities that will contribute to the economic growth and prosperity of the Northwest Territories."

Patrick Evans, CEO of Mountain Province Diamonds, added:

"On behalf of our board and the shareholders of Mountain Province I extend our appreciation and thanks to the Operator of the Gahcho Kué Mine, De Beers Canada, for successfully guiding the project through the regulatory process.

Our thanks also goes to all the parties involved in the permitting of Gahcho Kué for their support for this important mine development which will contribute to maintaining Canada's position as a leading diamond producer."

Gahcho Kué will employ close to 700 people during the two years of construction and approximately 400 people during its operational phase.

ABOUT THE DE⿯BEERS GROUP OF COMPANIES

De⿯Beers is a member of the Anglo American plc group. Established in 1888, De⿯Beers is the world's leading diamond company with unrivalled expertise in the exploration, mining and marketing of diamonds. Together with its joint venture partners, De⿯Beers employs more than 20,000 people (directly and as contractors) across the diamond pipeline, and is the world's largest diamond producer by value, with mining operations in Botswana, Canada, Namibia and South Africa. As part of the Company's operating philosophy, the people of De⿯Beers are committed to Living up to Diamonds by making a lasting contribution to the communities in which they live and work, and transforming natural resources into shared national wealth. For further information about De⿯Beers visit www.debeersgroup.com

ABOUT MOUNTAIN PROVINCE DIAMONDS

Mountain Province Diamonds discovered the first kimberlite at Kennady Lake in 1995 and in 1997 entered into a joint venture with Monopros, a subsidiary of De Beers. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located in Canada's Northwest Territories. Gahcho Kué is the world's largest and richest new diamond mine development. A March 2014 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué Project has an IRR of 32.6%. Further information is available at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

This news release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding Mountain Province's business. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Tom Ormsby, Director of External & Corporate Affairs, De Beers Canada, Tel +1 (416) 645-1710, ext. 2151, tom.ormsby@debeersgroup.com; Patrick Evans, President & CEO, Mountain Province Diamonds, Tel +1 (416) 361-3562

CO: Mountain Province Diamonds Inc.

CNW 08:57e 25-SEP-14